Mail Stop 4569
	July 7, 2005

By U.S. Mail and facsimile to (312) 832-4700

Mr. Carl G. Verboncouer
Chief Executive Officer and Treasurer
Rydex Investments
9601 Blackwell Road - Suite 500
Rockville, Maryland  20850

      Re:      Euro Currency Trust
      Registration Statement on Form S-1
      Filed on June 7, 2005
                        File Number 333-125581

Dear Mr. Verboncouer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please move your "Statement Regarding Forward-Looking Statements" after your description of "Risk factors."
2. We will process your amendment with missing information (e.g., exhibits, financials, missing text throughout such as in the section on experts, etc.). Since this missing information triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on, and we may take a significant amount of time to review your document. Also, the staff will not be in a position to comment further on your disclosure until you provide your audited financial statements and relevant stub period disclosure.
3. Advise the staff regarding the ownership of PADCO Advisors II and the Rydex entities.
4. Revise the disclosure to identify the section 2(a)(4) issuer under the Securities Act.
5. We did not see disclosure regarding your property or legal proceedings. Please refer to Item 11 of the instructions to Form S-1 and revise.
6. We note the Trust structure and potential differences from corporate entities with respect to management, executives, related party transactions, etc. Please disclose, if applicable, the information required by Items 11(k)-(n) of the instructions to Form
S-1 and revise.
7. We note your proposed maximum offering price per Share of $48.93.
Please provide an explanation as to how you determined your offering price and refer to Item 5 of Form S-1.
8. Advise the staff regarding any negotiations, arrangements or understandings that the Sponsor or Distributor may have with any party that may act as an Authorized Participant.
9. Please advise the staff regarding the registrant`s plans for complying with the reporting obligations of the Exchange Act, since you will be registering under Section 12(b) of the Exchange Act in order to begin trading on the New York Stock Exchange. In particular, please discuss your plans for compliance with the certification requirements under the Sarbanes Oxley Act and the structure of your ongoing reports.
10. Pursuant to Section II.B.2.i of Release 33-6900, please provide us with copies of any sales literature you intend to use in connection with this offering prior to its use. Also, please confirm that you will continue to abide by this obligation subsequent to effectiveness of the current registration statement.

Cover Page
11. Revise the Cover Page to disclose the price that Shareholders will pay for the Shares in the initial distribution of the securities. Please refer to Item 501 of Regulation S-K.

Glossary of Defined Terms, page iii
12. If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. You should not use a glossary to define commonly understood abbreviations, like SEC, or acronyms, like NASD. Where this is simply not possible, explain these terms in a glossary. In addition, do not use technical terms or industry jargon in your concise explanations.
Further, you should not use a glossary to define terms that you have created solely for the purpose of your registration statement. We urge you not to create a vocabulary that is unique to your offering.
Refer to Rule 421.

Prospectus Summary, page 1
13. We note that the second sentence on page 1 states that the prospectus "does not contain or summarize all of the information about the Trust and the Shares contained in this prospectus that is material or may be important to you." Please delete this language.

Prospectus Summary - Trust Structure, page 1
14. So that investors may better understand the structure of an investment in Shares of Euro Currency Trust, provide a summary or diagram depicting how an investment will flow from the Authorized Participant to the Trust to the purchaser on New York Stock Exchange.
Please include a discussion regarding both the purchase and redemption. Please make it clear whether or not the initial investment is made in euros while the Share price is quoted in dollars.

The Offering - Interest on Deposits, page 4
15. Please provide the U.S. dollar equivalent of all monetary amounts
in the registration statement.   For example, you state a deposit
is
insured against loss to a maximum of 31,700 British pounds.

16. Please provide disclosure regarding the type of underwriting
(best efforts, min/max, self underwritten, etc.) you will use as part of your offering. Refer to Item 8 of Form S-1. Also, make similar disclosure changes to the Cover Page.

Report of Independent Registered Public Accounting Firm, page 7

17. We note that you intend to furnish this auditors` report by amendment to your registration statement. It is unclear what type of financial information this independent auditors` report will cover.
Please tell us the audited financial information that you intend to file and support that this audited information will fulfill the requirements in Item 11 of Form S-1. Note that you must include an auditors` consent as an exhibit to your filing under Item 601(b)(23)
of Regulation S-K.

In this regard, note that there is no provision for the audit of pro forma data such as the "Opening of Business" information presented on page 8 of your filing. However, AT Section 401 of the AICPA
Codification of Standards for Attestation Engagements does delineate a procedure covering the examination or review of pro forma information if you elect to engage an accountant to do so.

Please call us prior to amending your filing if you have any questions concerning what financial statements you should include in your filing.

We may have further comments on the financial information after reviewing your response to this comment, and after you file this information in full.

Statement of Financial Condition, page 8
18. When fees and expenses are mentioned, it is unclear whether they will be borne ultimately by the Shareholders. For example, in footnote 2 on page 8, organization costs of the Trust will be about one million dollars, however, it is unclear who will ultimately pay for them. Please revise discussions of fees and commissions throughout the registration statement to clarify how fees will be paid and by whom. Refer also to comment 33 below.

Risk Factors, page 9

19. Some of your risk factors contain language like "there is no assurance" regarding a certain result when the real risk is not the inability to give an assurance but rather the underlying situation.
Please revise to eliminate this and similar language throughout the prospectus.
20. Please explain under what circumstances the price of the Shares would underperform the value of the Euro. These might include, for example, excessive costs incurred by the Trust or operation costs of the Trust exceeding the return of the interest paid by the deposit account.
21. Add a risk factor that discusses the risk to investors that they must rely upon the secondary market or must amalgamate a Basket in order to receive the underlying assets of the Trust.
22. On pages 27 and 28 you state that neither the Trustee nor the Sponsor is obligated to protect the Trust`s assets or to pursue any claims arising for the benefit of the Trust`s assets or the Shareholders of the Trust. Add a risk factor that discusses the limited amount of liability to which the Sponsor and the Trustee are subject, and discuss the limited recourse that the Shareholders would have in the event of a failure to act by either party.
23. Disclose the Sponsor`s history of managing an investment vehicle like the Trust, and if minimal, consider including this as a risk factor. Consider also disclosing what plans the Trust has to address operational or trading problems.

Shareholders will not have the protections associated with ownership..., page 10
24. Please summarize those regulatory protections of the Investment
Company Act of 1940 that are unavailable to investors.

Shareholders will not have the rights enjoyed by investors in certain other..., page 10
25. Please disclose what statutory rights, if any, that a Shareholder enjoys by investing in the Trust, and whether or not a Shareholder`s rights are exclusively contained in the Trust Agreement.
26. Please include in this risk factor a summary of the section regarding Amendments on page 34 (viz., the Trustee and Sponsor may amend the Trust Agreement without the consent of any Shareholder) and the potential loss that might result if the Shareholder disagrees with such amendment. Please revise the title of this risk factor accordingly, or alternatively, create a new risk factor describing the risk associated with the section on Amendments.

The Shares may trade at a price which is at, above, or below the NAV per Share, page 10
27. Revise this risk factor, or add a separate risk factor, that discusses the fact that since the Trust will only exchange Shares of the Trust in 100,000-Share units, that there would be a reduced chance for traders to engage in arbitrage trading, increasing the chance that the trading price will fail to mirror the value of the underlying assets of the Trust.

The interest rate earned by the Trust, although competitive, may not be the..., page 11
28. Please include in the subheading the fact that the interest rate earned by the Trust may be inadequate to offset the Trust`s fees and that if the Sponsor believes the interest rate is not competitive, the Sponsor`s recourse will be to remove the Depository and terminate the Deposit Account.
29. We note that you state elsewhere in the filing that in the event that the Depository were to resign or be removed, the Trust would terminate (e.g., on page 11). We see that you do not mention that the Trust terminates upon removal of the Depository in this risk factor. Given the significance of the Trust`s termination, please revise this risk factor in both the text and subheading to include the Trust`s termination.

In issuing Baskets, the Trustee relies on certain information received from the..., page 12
30. Please disclose whether or not there exists a mechanism to reconcile the loss that might result due to the Trustee relying on incorrect information.

Overview of the Foreign Exchange Industry, page 14
31. Please describe how the Trust relates to your description of the foreign exchange industry as this section does not refer to the Trust. For example, disclose the types of transactions in which the trust will typically engage.

Investment Attributes of the Trust, page 16
Indirect Participation in the Euro Market, page 16
32. Please revise this section to provide the website where the trust will announce the value of the Trust`s holdings.

Trust Expenses, page 17
33. You discuss expenses and fees in general terms throughout the registration statement, and it is difficult to assess their impact.
Please provide a table or diagram explaining the magnitude of the fees, a description of the fees (e.g., how they are determined, how often and on what basis), who will pay them and who will receive them. In other sections of the registration statement where you discuss fees (e.g., The Sponsor on page 19, The Trustee on page 20,
Expenses of the Trust on page 31), please include a similar discussion describing the factors set forth in the foregoing sentence.

Description of the Trust, page 18
34. It appears as if the Authorized Participants shall pay for Baskets with euros whereas Shareholders shall pay for Shares with dollars. Please make this clear in this section as well as at the outset of the registration statement.
35. Please provide the staff with your legal analysis supporting your assertion in the second paragraph on page 18 that the Trust is not an investment company under the Investment Company Act of 1940.
The Trustee, page 20
36. You state in the last sentence of the first full paragraph that a copy of the Trust Agreement is available for inspection at BNY`s trust office. Please state that the Trust Agreement will be available on-line with EDGAR in this section as well as others (e.g.,
Books and Records on page 32).

Plan of Distribution, page 20
37. You state on page 20 that the Depository and its affiliates may act as Authorized Participants or purchase or sell euros or Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion. Consider disclosing potential conflicts of the Depository`s interests against those of other parties in the section on risk factors.
38. Provide the staff with your analysis regarding whether the Distributor and Authorized Participants are underwriters for the Trust`s Shares.

Description of the Shares, page 21
39. Will the last sentence of the first paragraph apply to private placements and other exempt offerings? Please clarify in your disclosure.

Description of the Deposit Account Agreement, page 22
40. Please provide a summary stating which agreements and parties are bound by New York law, English law or another jurisdiction`s law.

Creation and Redemption on Shares, page 23
41. Revise your discussion on page 26 to clarify what "reasonably practicable" means for purposes of rejecting redemption orders.

License Agreement, page 26
42. Please include a risk factor explaining the circumstances under which the Sponsor could lose the license covering systems and methods for securitizing a commodity and what effect this would have on Shareholders if such license were revoked.

Description of the Trust Agreement, page 27
43. Revise your discussion of the indemnification provisions to specify the "certain losses, liabilities or expenses" for which the
Sponsor will receive indemnification under the Trust Agreement.

Termination of the Trust, page 33
44. You state that the Trust will terminate after a maximum period under New York law without saying how long such period lasts. Please revise.
Plan of Distribution, page 39
45. Please provide more background on how and when in the registration process the Authorized Participants will purchase the Baskets and the Shareholders purchase the Shares.
46. In your discussion of the "continuous" nature of the distribution, you mention that there would be issuances and cancellations on an ongoing basis. However, you have only registered
300,000 Shares, or 3 Baskets, which would at most permit you to originate and cancel one Basket three times. Please clarify how you intend to register additional issuances of the securities in the event that demand or "churn" exceeds the three Baskets that you have registered.

Where You Can Find More Information, page 40
47. Please update the current address of the Securities and Exchange
Commission.

Index to Financial Statements, page 41

48. Please provide an example of the financial statements you intend to file and a summary of significant accounting principles which the
Trust is intending to apply once operations of the Trust commence. We may have further comments after this information is provided.

Exhibit 5
49. Please include your legal opinion in your next filing.

Exhibit 8
50. Please include your tax opinion in your next filing.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donald Walker at (202) 551-3490 or Margaret Fitzgerald at (202) 551-3556 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy A. Geishecker at (202) 551-3422 or me at (202) 551-3419
with
any other questions.



Sincerely,





Christian Windsor

Special Counsel


cc:	George T. Simon, Esq.
	Patrick Daugherty, Esq.
            Foley & Lardner LLP
      321 North Clark Street - Suite 2800
      Chicago, Illinois  60610-4764